DELOITTE CORPORATE FINANCE LLC

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Organization—Deloitte Corporate Finance LLC (the "Company"), a securities broker-dealer providing corporate finance advisory services to Fortune 1000 companies and large middle-market companies, both publicly and privately held, was organized as a limited liability company by Deloitte Corporate Finance Holding LLC (sole member and parent company). The Company received its articles of organization from the State of Delaware in January 2001. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

    Basis of Presentation—The financial statement is presented in accordance with accounting principles generally accepted in the United States of America.

    Cash – Cash represents cash deposits at financial institutions. Cash is held at established financial institutions and is subject to credit risk to the extent these balances are in excess of federally insured limits. The Company has not experienced, nor does it anticipate, any losses with respect to these accounts.

    Accounts Receivable— Accounts receivable are client obligations due under normal transaction terms. The Company reviews accounts receivable on a monthly basis to determine collectability. The Company evaluates the collectability of its accounts receivable and adequacy of the allowance for credit losses based on historical collection experience, current conditions, reasonable and supportable forecasts, and any specific customer financial difficulties of which the Company becomes aware. In cases where management is aware of circumstances that may impair a customer's ability to meet its financial obligations, management records a specific allowance against amounts due and reduces the receivable to the amount the Company expects to collect. Accounts are written off when all efforts to collect have been exhausted. The allowance for credit losses was $23,566 at May 31, 2026. Provision for credit losses includes changes in the allowance for credit losses based on management's assessments of expected credit losses.

    Deferred Costs/Revenue—The Company defers direct internal costs that enhance its ability to satisfy future performance obligations up to the amount of the corresponding non-refundable retainer fees. The Company recognizes these costs and reimbursable expenses once the performance obligation is satisfied. The Company may receive non-refundable retainer fees in advance of providing financial advisory services to its clients. The company recognizes these retainers and reimbursable expenses once the performance obligation is satisfied.

Goodwill—Goodwill represents the excess of the purchase price over the fair values of identifiable net assets acquired in business acquisitions. Goodwill is tested for impairment annually as of May 31 each year or more often if events or circumstances indicate that impairment may have occurred. Goodwill is tested for impairment by comparing the carrying amount to its respective fair value. The fair value is determined primarily using the discounted cash flows and valuation comparisons from publicly available information of similar businesses. Comparative market multiples and other factors are used to corroborate the discounted cash flow results. If the carrying amount, including goodwill, exceeds the estimated fair value, then the identifiable assets and liabilities are estimated at fair value as of the current testing date. If the fair value is less than the carrying value, then an impairment is recognized for the amount and charged to earnings as an impairment loss. Based on the assessment, there were no goodwill impairment charges in the year ended May 31, 2026.

Fair value of Financial Instruments – The carrying amounts of certain financial instruments, including cash and accounts receivable, approximate their fair values due to the short-term nature and liquidity of these instruments.

Use of Estimates—This financial statement has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to deferred revenue and the valuation of goodwill at May 31, 2026. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Federal Income Taxes—For federal income tax purposes both the Company and its parent Deloitte Corporate Finance Holding LLC are classified as disregarded entities. As such, their income is taxed to the members on their respective returns.

Single Reporting Segment - The Company is engaged in a single line of business as a securities broker-dealer, providing corporate finance advisory services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

DELOITTE CORPORATE FINANCE LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2026

2. **TRANSACTIONS WITH RELATED ENTITY**

The financial statements reflect significant balances and transactions with an affiliate. This financial statement may not be indicative of the conditions that would have existed if the Company had not been operated as an affiliated company.

The Company and Deloitte Financial Advisory Services LLP ("Deloitte FAS"), a related entity, operate under a service and expense agreement whereby Deloitte FAS provides employee and administrative services including, but not limited to, expenses such as all company personnel including out-of-pocket client project costs, office space, including all utilities and telephone services, and all general and administrative services in connection with the Company's business which includes all state and local taxes. The charges for these services are a monthly fee equal to the sum of the Direct Expenses and the Allocated Expenses as defined. The Company is responsible for its directly related expenses including, but not limited to, audit and accounting fees and licensing and registration fees.

The receivable due from Deloitte Financial Advisory Services LLP, a related entity with which it has a service and expense sharing agreement was $1,617,403 at May 31, 2026, which is related primarily to the payment of compensation costs.

3. **CONTRACT BALANCES**

The Company's accounts receivable, deferred contract costs, unbilled revenue and out-of-pocket expenses and deferred revenue (contract liabilities) balances at May 31, 2026 are as follows:

Accounts receivable	$1,677,745
Deferred contract costs	$4,592,136
Unbilled revenue and out-of-pocket expenses	$ 983,025
Deferred revenue	$4,942,136

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as defined.

As of May 31, 2026, the Company's net capital was $17,549,720 and its required net capital was $335,411. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.29 to 1.

DELOITTE CORPORATE FINANCE LLC

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2026**

5. **SUBSEQUENT EVENTS**

The Company evaluates events subsequent to May 31, 2026 through the date the audited financial statement is issued. The Company did not identify any subsequent events requiring disclosure or adjustment to the financial statement.

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